Exhibit (d)(3)

May 12, 2005

Mr. Robert F. Gunia

President

Nicholas-Applegate Fund, Inc.

600 West Broadway, 29th Floor

San Diego, California 92101

Re:	Fee Reductions

Dear Mr. Gunia:

This letter is to set forth the agreement among Nicholas-Applegate Fund, Inc. (the “Fund”), Prudential Investments LLC (“PI”) and Nicholas-Applegate Capital Management LLC (“NACM”) regarding the fees payable by the Fund to PI and by PI to NACM under investment advisory agreements with the Fund to reflect the waiver for a one-year period by NACM of certain subadvisory fees. Effective June 1, 2005 and for the succeeding twelve month period, PI and NACM respectively agree to the following annual fees payable under the advisory agreements with the Fund:

PI (paid by the Fund)	NACM (paid by PI)
.95% on the first $25 million of average net assets	.75% on the first $25 million of average net assets
.825% on the next $40 million	.625% on the next $40 million
.70% thereafter	.50% thereafter

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Mr. Robert F. Gunia

May 12, 2005

If the foregoing agreement meets with your approval, then please indicate the Fund’s agreement and acceptance by execution below.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC By: /s/ Robert F. Gunia Name: Robert F. Gunia Title: Chief Administrative Officer	NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC By: /s/ Charles Field Name: Charles Field Title: General Counsel

AGREED AND ACCEPTED: NICHOLAS-APPLEGATE FUND, INC. By: /s/ Robert F. Gunia Name: Robert F. Gunia Title: President

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